94


03029736

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Lifeco Inc

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 34728 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/4/03

Exemption #82-34728

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12-31-02

GREAT-WEST
LIFECO INC.

2002 Annual Information Form

DATED May 1, 2003

GREAT-WEST LIFECO INC.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

Great-West Lifeco Inc.

Annual Information Form Index

	Page Reference		
		Incorporated by reference from	
	Annual Information Form	2002 Annual Report	March 17, 2003 Management Proxy Circular
• **General**	1		
• ***Corporate Structure***	1	1	
• **General Development of Business**	1	1 – 54	
• **Narrative Description of the Business**	2	1 – 54	
• **Selected Consolidated Financial Information**	3		
• Consolidated Balance Sheet		58–59	
• Assets			
- Invested assets		29, 46	
- Investment income		28, 44	
- Type of assets		21, 30, 46	
- Non-performing loans		21, 31, 47	
- Allowance for credit losses		21, 31, 47	
- Asset liability management		32, 48	
• Policy Liabilities		22	
• Consolidated Statement of Operations		57	
• Consolidated Statement of Surplus		60	
• Consolidated Statement of Cash Flows		61	
• Notes to Consolidated Financial Statements		62-94	
• Quarterly Results		19	
• Dividends	4		
• **Management's Discussion and Analysis**	4	17-54	
• **Market for Securities**	4		
• **Directors and Officers**			
• Directors of the Company	4		4-7
• Executive Officers of the Company	4		
• Shareholdings of Directors and Executive Officers	4-5		4-7
• **Additional Information**	5		

GENERAL

This Annual Information Form ("AIF") is intended to provide material information that is relevant to a proper understanding of the nature of Great-West Lifeco Inc. ("Lifeco") and its operations.

Unless otherwise indicated, all information in this AIF is presented as at December 31, 2002. Financial information is presented in accordance with generally accepted accounting principles, and all amounts are expressed in Canadian dollars. Some of the 2001 financial information presented for comparative purposes has been reclassified to conform with the presentation adopted in 2002.

Pages 1 – 95 of Lifeco's 2002 Annual Report and the information under the heading "ELECTION OF DIRECTORS" on pages 4 – 7 of Lifeco's March 17, 2003 Management Proxy Circular are hereby incorporated by reference into this AIF.

This AIF (including documents incorporated by reference herein) may contain forward-looking statements about the future operations, financial results, objectives and strategies of Lifeco. Forward-looking statements are typically identified by the words "may", "believe", "expect", "anticipate", "intend", "future", "estimate" or the negative thereof or by other similar expressions. These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond Lifeco's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada or internationally. Readers are urged to consider these and other such factors carefully, and not to place undue emphasis or reliance on Lifeco's forward-looking statements. Unless otherwise required by securities laws, Lifeco does not intend to, or have any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name and Incorporation

Great-West Lifeco Inc. was incorporated under the Canada Business Corporations Act on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended to create Non-Cumulative Class A Preferred Shares, Series 1 and Non-Cumulative First Preferred Shares, Series D.

Intercorporate Relationships

The following diagram depicts the relationships between Lifeco and its material subsidiaries. Unless otherwise indicated, all such subsidiaries were incorporated or have been continued under the laws of Canada. Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. Lifeco also owns 100% of the non-voting securities of London Life Insurance Company ("London Life").


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial (Canada) Inc.
London Insurance Group Inc.
GWL&A Financial (Nova Scotia) Inc. (Nova Scotia)
London Life Insurance Company
GWL&A Financial Inc. (Delaware)
London Reinsurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)

GENERAL DEVELOPMENT OF BUSINESS

For a description of the general development of Lifeco's business over its last three completed financial years, a description of significant acquisitions and dispositions during 2002, and a discussion of any trends reasonably expected to have a material affect on Lifeco's business, financial condition or results of operation, see pages 1 to 54 of Lifeco's 2002 Annual Report.

On February 14, 2003, Lifeco entered into an agreement with Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company (a Canadian life insurance company which directly and through its subsidiaries offers a wide range of protection and wealth management products to individuals and groups), to acquire 100% of Canada Life Financial Corporation's outstanding common shares. Lifeco believes this transaction will create a market leader in the Canadian life insurance industry and a strong international competitor during a period of consolidation in the financial services industry. Lifeco expects to achieve significant synergies and to compete more effectively in the group insurance, individual insurance and investment products, reinsurance and other business lines in Canada, to gain more distribution opportunities in the United States, and to acquire group and individual businesses in high-growth European markets. The transaction is expected to close during the third quarter of 2003. For a further description of the proposed transaction, see Lifeco's press release dated February 17, 2003, which is hereby incorporated by reference.

NARRATIVE DESCRIPTION OF THE BUSINESS

Lifeco is a financial services holding company with interests in the life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada and the United States. Its major subsidiaries are The Great-West Life Assurance Company ("Great-West") in Canada and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Lifeco and its subsidiaries have more than $96 billion in assets under administration, and as at December 31, 2002 had approximately 13,900 employees. Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, GWL&A and their subsidiaries. However, Lifeco is not restricted to investing in Great-West, GWL&A and their subsidiaries, and may make other investments in the future.

Great-West and its subsidiary, London Life, serve more than 9 million Canadians with a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Products are marketed through a network of Great-West and Freedom 55 Financial security advisors, through brokers and through marketing arrangements with other financial institutions. Great-West also provides reinsurance in the United States and Europe through its subsidiary London Reinsurance Group Inc.

GWL&A is a leader in providing employee benefits for corporations and in meeting the retirement income needs of employees in the public/non-profit sector in the United States. GWL&A serves its customers through a full range of managed healthcare, life and disability insurance, and defined contribution plans marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The insurance business in both Canada and the United States is highly competitive and participants in the industry frequently introduce new products and utilize new marketing approaches. Great-West, London Life and GWL&A have been able to compete successfully by identifying specific market niches and developing specific products so that they have improved and expanded their product base and market share.

On December 31, 2000 Great-West conveyed ownership of GWL&A, which was then a subsidiary of Great-West, to a newly-formed subsidiary of Lifeco. The resulting structure did not affect the consolidated financial position of Lifeco.

For a further description of Lifeco's business, see pages 1 to 54 of Lifeco's 2002 Annual Report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial data in summary form for each of Lifeco's three most recently completed financial years. Additional financial information, and a discussion of the factors affecting the comparability of the data, is included on pages 17 to 95 of Lifeco's 2002 Annual Report and should be read in conjunction with Management's Discussion and Analysis on pages 17 to 54 of Lifeco's 2002 Annual Report.

	For the years ended December 31			Compound Growth Rate (%)
	2002	2001 (2)	2000	2000-2002
For the Period	(in millions except per share amounts) (unaudited)			
Premiums:				
Life insurance, guaranteed annuities and insured health products	$7,265	$7,022	$7,098	1.2
Reinsurance and specialty general insurance	3,922	3,455	2,878	16.7
Self-funded premium equivalents (ASO contracts) (1)	9,564	10,099	8,797	4.3
Segregated funds deposits: (1)				
Individual product	2,293	2,955	2,776	(9.1)
Group products	4,382	4,695	5,325	(9.3)
Fee and other income	1,807	1,858	1,641	4.9
Net income	962	546	674	19.5
Preferred shareholder dividends paid	31	31	31	-
Net income - common shareholder	931	515	643	20.3
Return on common shareholders' equity	22.9%	13.7%	18.6%	11.0
Per Share				
Basic earnings per common share	2.530	1.387	1.722	21.2
Diluted earnings per common share	2.499	1.365	1.674	22.2
Book value per common share	11.68	10.47	9.81	9.1
Dividends paid per share				
Series B First Preferred	1.8625	1.8625	1.8625	-
Series C First Preferred	1.9375	1.9375	1.9375	-
Series D First Preferred	1.1750	1.1750	1.1750	-
Class A Series 1	1.25	1.25	1.25	-
Common	0.945	0.78	0.65	20.6
At Period Ending				
Life insurance in force (face amount)	479,124	487,216	501,838	(2.3)
Annuities in force (funds held)	45,511	49,306	48,690	(3.3)
Health insurance in force (annualized premiums)	13,762	14,045	13,903	(0.5)
Total assets under administration	96,119	98,026	92,913	1.7
Long term debt				
- Mortgages on real estate	122	156	158	(12.1)
- Reinsurance debt & other notes payable	15	25	25	(22.5)
- Senior debentures	676	679	463	20.8
	813	860	646	12.2
Capital stock and surplus				
- Non-cumulative preferred shares	430	530	530	(9.9)
- Common shares	1,552	1,553	1,556	(0.1)
- Surplus	2,382	1,951	1,868	12.9
- Provision for unrealized gain on translation of net investment in foreign operations	344	363	226	23.4
- Total	4,708	4,397	4,180	6.1

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to the contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Includes two specific non-recurring charges, comprised of a third-quarter claims provision in Canadian operations of $73 million after-tax in the shareholder account, from the events of September 11, 2001; and a second-quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company.

Dividends

Lifeco does not have a formal dividend policy. The declaration and payment of dividends is at the discretion of the Board of Directors and is dependent on Lifeco's earnings (which are derived from the earnings of its operating subsidiaries), financial condition, capital requirements and other considerations.

In December of 2002, Great-West Life Capital Trust (the "Trust"), an open-ended trust sponsored by Great-West, issued 350,000 Great-West Life Trust Securities – Series A (the "GREATs Series A"). Lifeco has agreed that if the Trust fails, in certain circumstances, to pay distributions on the GREATs Series A, and if Great-West does not at that time have public preferred shares outstanding, Lifeco will not pay dividends on its common shares or on its preferred shares until the 12th month following the Trust's failure to so pay the distributions on the GREATs Series A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis, set forth on pages 17 through 54 of Lifeco's 2002 Annual Report, is hereby incorporated by reference.

MARKET FOR SECURITIES

Lifeco's common shares, Non-Cumulative First Preferred Shares, Series "C", Non-Cumulative First Preferred Shares, Series "D", and Non-Cumulative Class A Preferred Shares, Series 1 are listed and posted for trading on The Toronto Stock Exchange.

DIRECTORS AND OFFICERS

Directors

Information as to the names, municipalities of residence, principal occupations, offices held with Lifeco, committee memberships, periods of service as directors, and security holdings of Lifeco's directors is set forth under the heading "ELECTION OF DIRECTORS" on pages 4 to 7 of Lifeco's Management Proxy Circular dated March 17, 2003. Subsequent to the mailing of Lifeco's Management Proxy Circular Dr. C.H. Hollenberg, one of management's proposed nominees named in the Circular, died, and Mr. Peter Kruyt was elected a director of Lifeco in his place at Lifeco's 2003 Annual Meeting. Mr. Kruyt lives in Westmount, Quebec and has been President of Power Technology Investment Corporation since 1990.

Executive Officers

Name and Municipality of Residence	Principal Occupation
Raymond L. McFeetors Winnipeg, Manitoba and London, Ontario	Co-President and Chief Executive Officer, Lifeco since April 2000; Presiden and Chief Executive Officer of Great-West, London Insurance Group Inc. and London Life
William T. McCallum Greenwood Village, Colorado	Co-President and Chief Executive Officer, Lifeco since April 2000; Presiden and Chief Executive Officer, GWL&A
Mitchell T. G. Graye Greenwood Village, Colorado	Vice-President, Finance, United States, Lifeco; Executive Vice-President and Chief Financial Officer, GWL&A
D. Craig Lennox Greenwood Village, Colorado	Vice-President, Counsel and Secretary, United States, Lifeco; Senior Vice-President, General Counsel and Secretary, GWL&A
William W. Lovatt Winnipeg, Manitoba	Vice-President, Finance, Canada, Lifeco; Executive Vice-President and Chief Financial Officer, Great-West, London Insurance Group Inc. and London Life
Sheila A. Wagar, Q.C. Winnipeg, Manitoba	Vice-President, Counsel and Secretary, Canada, Lifeco; Senior Vice-President, General Counsel and Secretary, Great-West, London Insurance Group Inc. and London Life

Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies identified.

Shareholdings of Directors and Executive Officers

As of March 17, 2003, the directors and executive officers of Lifeco, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,159,858 common shares of Lifeco representing 0.32% of the outstanding voting securities of Lifeco.

Mr. Paul Desmarais and associates have voting control of Power Corporation of Canada. As of March 17, 2003, Power Financial Corporation, a subsidiary of Power Corporation of Canada, controlled, directly or indirectly, 303,691,244 common shares of Lifeco or 82.99% of the outstanding common shares of Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of Lifeco.

ADDITIONAL INFORMATION

When the securities of Lifeco are in the course of a distribution under a preliminary short from prospectus or a short form prospectus, Lifeco will provide any person, upon request to the Vice-President, Counsel and Secretary, Canada, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, with one copy of:

(a) Lifeco's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) Lifeco's comparative financial statements for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor, and one copy of Lifeco's most recent interim financial statements that have been filed for any period after the end of its most recently completed financial year;

(c) Lifeco's Management Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not provided under clauses (a), (b) or (c) above.

At any other time, Lifeco will provide any person, upon request being made in the manner set out above, with one copy of the documents referred to in clauses (a), (b) and (c) above, provided that Lifeco may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Lifeco.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Lifeco's Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's comparative financial statements for its most recently completed financial year.

Management's Discussion and Analysis

Table of Contents

18 **Consolidated Operating Results**
- Net Income
- Total Assets under Administration
- Policy Liabilities
- Commercial Paper and Other Loans
- Capital Stock and Surplus
- Financial Strength
- Risk Management and Control Practices

26 **Canada**
- Net Income
- Premiums and Deposits
- Assets
- Business Segments

42 **United States**
- Net Income
- Premiums and Deposits
- Assets
- Business Segments

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco or the Company) in 2002 compared with 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

Forward-looking Statements

This report may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Businesses

In Canada, through Great-West and its major subsidiary London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc. (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Translation of United States Dollars

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31 for the respective years. All income and expense items are translated at an average rate for the year. The rates employed are:

Years ended December 31	Balance Sheet	Operations
2002	$ 1.5800	$ 1.5700
2001	1.5930	1.5490
2000	1.5000	1.4853

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the year ended December 31, 2002, the effective rate was $1.5295 ($1.4862 for the year ended December 31, 2001).

2002 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information *(in $ millions, except per common share amounts)*

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Years ended December 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 4,276	$ 2,989	$ 7,265	$ 3,996	$ 3,026	$ 7,022	3%
Reinsurance & specialty general insurance	3,922	–	3,922	3,455	–	3,455	14%
Self-funded premium equivalents (ASO contracts) (1)	1,355	8,209	9,564	1,238	8,861	10,099	-5%
Segregated funds deposits: (1)							
Individual products	1,649	644	2,293	1,586	1,369	2,955	-22%
Group products	1,163	3,219	4,382	1,045	3,650	4,695	-7%
Total premiums and deposits	$ 12,365	$ 15,061	$ 27,426	$ 11,320	$ 16,906	$ 28,226	-3%
Fee and other income	420	1,387	1,807	391	1,467	1,858	-3%
Paid or credited to policyholders	8,978	3,615	12,593	8,308	3,722	12,030	5%
Net income attributable to:							
Preferred shareholders	31	–	31	30	1	31	–
Common shareholders	441	490	931	249	266	515	81%
2001 adjustments (2)							
Goodwill amortization	–	–	–	62	4	66	
Alta	–	–	–	–	165	165	
September 11, 2001	–	–	–	73	–	73	
Adjusted net income common shareholders (2)	441	490	931	384	435	819	14%
Per Common Share							
Basic earnings			$ 2.530			$ 1.387	82%
2001 adjustments (2)							
Goodwill amortization			–			0.177	
Alta			–			0.444	
September 11, 2001			–			0.199	
Adjusted basic earnings (2)			2.530			2.207	15%
Dividends paid			0.945			0.780	21%
Book value per common share			$ 11.68			$ 10.47	12%
Return on Common Shareholders' Equity							
Net income			22.9%			13.7%	
Adjusted net income (2)			–			20.8%	
At December 31							
Total assets	$ 36,010	$ 24,061	$ 60,071	$ 34,690	$ 24,469	$ 59,159	2%
Segregated funds assets (1)	18,504	17,544	36,048	19,093	19,774	38,867	-7%
Total assets under administration	$ 54,514	$ 41,605	$ 96,119	$ 53,783	$ 44,243	$ 98,026	-2%
Capital stock and surplus			$ 4,708			$ 4,397	7%

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) *In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:*
- (i) *A charge of $66 after-tax or $0.177 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 1 of the Company's 2002 financial statements).*
- (ii) *A charge of $165 after-tax or $0.444 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.*
- (iii) *A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.*

Return on common shareholders' equity is also presented excluding 2001 adjustments.

Quarterly Financial Information *(in $ millions, except per common share amounts)*

		Total Revenue	Net Income – Common Shareholders		Adjusted Net Income – Common Shareholders (1)	
			Total	Basic Per Share	Total	Basic Per Share
2002	Fourth quarter	$ 4,242	$ 235	$ 0.641	N/A	N/A
	Third quarter	4,429	240	0.653	N/A	N/A
	Second quarter	3,648	234	0.634	N/A	N/A
	First quarter	4,313	222	0.602	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489

(1) Adjusted Net Income for 2001 is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

- *Amortization of Goodwill - Effective January 1, 2002, goodwill is no longer amortized.*
- *Alta Health & Life Insurance Company - Special charges of $133 plus related operating losses of $32 for a total of $165 or $0.444 per common share.*
- *Events of September 11, 2001 – A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.*

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ –	$ –	$ 19	$ 0.052
	Third quarter	16	0.043	–	–	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	–	–	180	0.483
	First quarter	16	0.043	–	–	–	–	16	0.043

Overview – 12 Months Ended December 31, 2002

In 2002, Lifeco continued to record solid growth in earnings from both its Canadian and United States operations, despite weak investment markets and declining consumer confidence. Earnings, return on common shareholders' equity, and shareholder dividends all increased, while the quality of the Company's invested assets remained high. Lifeco and its subsidiaries continue to receive superior ratings on claims paying ability and financial strength from the major rating agencies.

Management continues to believe the Company is well positioned for long term earnings growth.

Net Income

Lifeco's net income attributable to common shareholders was $931 million or $2.530 per common share for the twelve months ended December 31, 2002, compared to $1.387 per common share for 2001.

This result represents an increase of 15% in earnings per common share over 2001, after adjusting for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001 to facilitate comparison between years.

For the fourth quarter, net income attributable to common shareholders was $235 million or $0.641 per common share, compared to adjusted 2001 results of $208 million or $0.562 per common share.

Source of Net Income – Consolidated net earnings for Lifeco are the net operating earnings of Great-West in Canada and GWL&A in the United States, together with Lifeco's corporate results.

The following comparative figures for 2001 have been adjusted to exclude non-recurring charges related to goodwill, Alta, and the events of September 11, 2001.

Net Income Common Shareholders *(in $ millions)*

	2002	2001	% Change
Canadian Segment			
Great-West			
Total common shareholder earnings	$ 461	$ 258	
Portion of Lifeco Corporate earnings	(20)	(9)	
Total Canadian segment	441	249	77%
Goodwill amortization adjustment	–	62	
September 11, 2001 adjustment	–	73	
Total adjusted Canadian segment	441	384	15%
United States Segment			
GWL&A			
Total common shareholder earnings (US$)	$ 321	$ 186	
Foreign exchange translation	169	83	
Portion of Lifeco Corporate earnings	–	(3)	
Total U.S. segment	490	266	84%
Goodwill amortization adjustment	–	4	
Alta adjustment	–	165	
Total adjusted U.S. segment	490	435	13%
Total Lifeco (2001 adjusted basis)	$ 931	$ 819	14%

Canadian Segment – Canadian consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2002 increased 15% to $441 million from $384 million at December 31, 2001. For the fourth quarter, Canadian net income attributable to common shareholders increased to $116 million compared to $102 million at December 31, 2001.

For Canadian operations, the increase in net income in 2002 reflected growth in fee income, strong interest gains and favourable morbidity experience. The gain on sale of a subsidiary, a reduction in provisions for income taxes, and an increase in reinsurance actuarial reserves related to potential exposures were all recognized in 2002, however the net impact of these events was not material.

United States Segment – Lifeco's United States consolidated net earnings for twelve months of 2002 increased 13% to $490 million from $435 million a year ago. For the fourth quarter, United States net income increased to $119 million compared to $106 million at December 31, 2001.

GWL&A's twelve months net income attributable to common shareholders increased to US $321 million from US $294 million at December 31, 2001. For the fourth quarter, GWL&A's earnings were US $79 million compared to US $72 million a year ago.

The earnings result from United States operations was due to favourable morbidity, increased interest margins and expense management, partially offset by a decrease in fee income.

Premiums and Deposits

Overall, premiums and deposits decreased 3% from 2001. Within this result, traditional life and annuity premiums were up 3%, reinsurance up 14%, and fee-based products down 9%. The decrease in fee-based product revenue, associated with the United States segment, reflects lower interest-sensitive product sales, as well as lower membership levels for Group administrative services only (ASO) products.


Premiums - insurance, annuities, insured health products and reinsurance **41%** (37%)
Self-funded premium equivalents (ASO contracts) **35%** (36%)
Segregated funds deposits **24%** (27%)
2001 figures are shown in brackets

At December 31, 2002, 59% of premium revenue is from fee-based products (63% in 2001), rather than the traditional risk-based contracts.

In Canada, fee-based products account for 34% of premium revenue: 23% segregated funds and 11% ASO business.

In the United States, fee-based products account for 80% of premium revenue: 25% segregated funds and 55% ASO business.

Fee and Other Income

Fee income was down overall 3% from 2001 (up 7% in Canada and down 5% in the United States), due mainly to the increase in segregated funds fees in Canada and the decrease in ASO membership levels in the United States.


Group health ASO contracts **61%** (63%)
Segregated funds **31%** (30%)
Other fee income **8%** (7%)

2001 figures are shown in brackets

Paid or Credited to Policyholders – Total

The amount paid or credited to policyholders increased 5% from 2001 levels, however that amount only includes guaranteed contracts and does not include benefit payments related to ASO or segregated funds products.


Policyholder benefits **86%** (82%)
Policyholder dividends and experience refunds **8%** (9%)
Increase in actuarial liabilities **6%** (9%)

2001 figures are shown in brackets

Financial Position

Total Assets Under Administration

Total assets under administration decreased 2% or $1.9 billion in 2002, to $96.1 billion.

General fund assets increased 2% overall, while segregated funds assets decreased 7%. In Canada, general fund assets increased 4%, while segregated funds assets decreased 3%, reflecting the market conditions during the period.

In the United States, general fund assets were essentially unchanged from 2001 levels in U.S. currency, and on a translated Canadian dollar basis, decreased 2%. Segregated funds were down 11% in U.S. currency, and also down 11% after translation to Canadian dollars, compared to the previous year.

Asset Quality – General Fund Assets

At December 31, 2002, exposure to mortgage loans and real estate was 17% of invested assets, a decrease of 2% from the end of 2001.

The Company's exposure to non-investment grade bonds was 2.6% of the portfolio at the end of 2002, up slightly from 2.0% at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $139 million or 0.3% of portfolio investments at December 31, 2002, compared with $187 million or 0.4% a year earlier. The Company's allowance for credit losses at December 31, 2002 was $166 million, compared with $146 million at year-end 2001.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $440 million at December 31, 2002 ($423 million at December 31, 2001).

The combination of the allowance for credit losses of $166 million, together with the $440 million provision for future credit losses in actuarial liabilities represents 1.4% of bond, mortgage and real estate assets at December 31, 2002 (1.3% at December 31, 2001).

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 12,999	25%	$ 11,136	22%
Corporate bonds	20,765	41	21,445	42
Mortgages	7,850	15	8,369	17
Stocks	1,581	3	1,379	3
Real estate	1,267	2	1,272	2
Sub-total portfolio investments	44,462		43,601	
Cash & certificates of deposit	912	2	837	2
Policy loans	6,177	12	6,213	12
Total invested assets	$ 51,551	100%	$ 50,651	100%

Policy Liabilities

Reference is made to note 5 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Commercial Paper and Other Loans

As described in note 6 to the financial statements, the Company now has $400 million of debentures issued in Canada, and $276 million of capital securities issued in the United States through its subsidiary, GWL&A.

Capital Stock and Surplus

During 2002, the Company paid dividends of $0.945 per common share for a total of $348 million and preferred share dividends of $31 million. This represents an increase in common share dividends paid of 21%, compared to 2001.

On December 20, 2002, through Great-West Life Capital Trust, a trust controlled by Great-West, the Trust issued $350 million of non-voting Great-West Life Trust Securities (GREATs), which are described more fully in note 7 of the Company's financial statements.

On December 31, 2002, the Company redeemed all 4,000,000 of its outstanding Non-Cumulative First Preferred Shares, Series B, for the cash redemption price of $25.00 per share. As well, on December 31, 2002, one of its subsidiary companies, London Insurance Group Inc. (LIG) redeemed all 5,000,000 of its Class 1 Preferred Shares, Series D, for the cash redemption price of $25.00 per share. LIG also redeemed all 5,000,000 of its Class 1 Preferred Shares, Series E on December 31, 2002, for the cash redemption price of $25.00 per share.

In November 2002, the Company announced a further normal course issuer bid commencing December 1, 2002 and terminating November 30, 2003. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

In 2002, through the normal course issuer bid process, 4,720,800 common shares were purchased for cancellation at a cost of $169 million or $35.76 per share.

These activities, coupled with the strong earnings from Canadian and U.S. operations, resulted in capital and surplus increasing 7% to $4.7 billion.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio of available capital to MCCSR at the end of 2002 was 223% (199% at the end of 2001). London Life's MCCSR ratio at the end of 2002 was 228% (208% at the end of 2001).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has regulatory capital and GWL&A has risk-based capital well in excess of that required by regulation.

Changes to the credit ratings of the Company and its principal subsidiaries during the year were as follows:

On August 28, 2002, Moody's Investors Service changed the outlook to stable from negative for its Aa2 insurance financial strength rating for Lifeco, Great-West, London Life and GWL&A. The outlook change was the result of Moody's review of the Company's September 11th-related emerging reinsurance claims experience and expected future claims relative to original estimates made by the Company.

On September 19, 2002, Fitch Ratings Inc. lowered its ratings for Lifeco, Great-West, London Life and GWL&A. Insurer financial strength ratings were lowered to AA+ (stable) from AAA (stable), and long-term issuer ratings were lowered to AA- (stable) from AA (stable). The ratings adjustment was part of a comprehensive industry review of all North American life insurance company ratings. The particular adjustment for Lifeco, Great-West, London Life and GWL&A was driven by Fitch's newly enhanced criteria for AAA insurer financial strength ratings. The AA+ financial strength rating assigned by Fitch represents the second highest rating available.

On October 4, 2002, Standard & Poor's (S&P) changed the outlook to negative from stable for its counterparty credit ratings for Lifeco, Great-West, London Life and GWL&A. The outlook change reflected concern over the potential for adverse change to revenue and earnings growth in the Company's U.S. employee benefits and retirement services segments due to intense competition, soft global equity markets and continuing weakness in the U.S. economy.

Ratings of Major Subsidiaries

Rating Agency	Measurement	Ratings Lifeco	Ratings Great-West	Ratings London Life	Ratings GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings Inc.	Insurer Financial Strength		AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA-			

* *Highest rating available*

Cash Flows

December 31 (in $ millions)	2002	2001
Cash flows relating to the following activities:		
Operations	$ 1,394	$ 1,700
Financing	(595)	(521)
Investment	(724)	(1,082)
Increase in cash & certificates of deposit	75	97
Cash & certificates of deposit, beginning of year	837	740
Cash & certificates of deposit, end of year	$ 912	$ 837

The cash flows from operations of $1.4 billion for the twelve month period, less cash flows used for financing activities including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investments.

The decrease in cash flows from operations of $306 million in 2002 compared to 2001, stems from a combination of higher cash flows in Canada on lower income tax installment payments, and higher premium income. Offsetting this increase were lower premiums and higher withdrawal payments in the 401(k) operations in the United States. In comparison, 2001 had significant increases in cash flow from the 401(k) segment. Financing activities consumed an additional $74 million in 2002 primarily due to increased common dividends and repayment of commercial paper. Investment activities provided an additional $358 million of cash flows in 2002 primarily from bond sales.

Cash flows from investment activities in 2002 includes $72 million gross proceeds from the sale of London Guarantee Insurance Company (London Guarantee) in the first quarter.

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Mortality and Morbidity Risk – Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

Persistency (Policy Termination) Risk – Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Yield Risk – Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty.

Reinsurance Risk – Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance earnings. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

For additional information on these risks, refer to note 5(d), 5(e), and 5(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

Interest Rate Risk - Great-West – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk - GWL&A – Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables the Company to react to changing interest rates as these assets mature for reinvestment.

Credit Risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk – The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $30 billion in highly marketable securities.

Foreign Exchange Risk – Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks – The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments – The Company's risk management process governing the use of derivative instruments, includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which
  - prohibit the use of derivative products for speculative purposes,
  - permit transactions only with approved counterparties,
  - specify limits on concentration of risk,
  - document approval and issuer limits, and
  - document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 14 of the Lifeco financial statements.

Holding Company Structure

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life and GWL&A.

Changes in Accounting Policies

As disclosed in note 1 to the Lifeco financial statements, three new standards were adopted as at January 1, 2002:

- Foreign Currency Translation
- Business Combinations, Goodwill and Other Intangible Assets
- Stock-Based Compensation and Other Stock-Based Payments.

Other than the elimination of goodwill charges from the Summary of Consolidated Operations and reclassifications on the Consolidated Balance Sheet, associated with the new Business Combinations, Goodwill and Other Intangible Assets standard, there is no material effect of these new policies on the financial statements for the year ended December 31, 2002.

Also disclosed in note 1 to the Lifeco financial statements is the adoption as at July 1, 2002 of the OSFI revised rates used to calculate the moving average market value adjustment for stocks and real estate. The change in accounting estimate does not have a material effect on the financial statements of the Company.

Recent Accounting Pronouncements

In 2002, the Canadian Institute of Chartered Accountants indicated that several changes to Canadian GAAP were in process, including:

- Disclosure of Guarantees
- Hedging Relationships
- Stock-Based Compensation and Other Stock-Based Payments.

It is not anticipated that any of these future changes will have a material impact on the financial statements of the Company. In particular, the impact of the proposed Stock-Based Compensation change, requiring expensing of stock options, is disclosed in note 9 of the Company's financial statements.

Outlook

In 2003, the Company expects the Canadian economy to grow at a slower pace than in 2002, and the U.S. economy to continue to be sluggish. The Company believes the diversification and high quality of the investment portfolios of its subsidiaries position them well in this investment environment.

The Company's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on emerging opportunities and to heighten competitiveness. The Company believes these plans will continue to position its subsidiaries for long term growth.

CANADA – 2002 OPERATING RESULTS

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

Financial Information – Canadian Operations

Consolidated Operations *(in $ millions)*

Years ended December 31	2002 Shareholder	2002 Participating Policyholder	2002 Total	2001 Shareholder	2001 Participating Policyholder	2001 Total	% Change
Income:							
Premium income (1)	$ 6,821	$ 1,377	$ 8,198	$ 6,125	$ 1,326	$ 7,451	10%
Net investment income	1,240	909	2,149	1,326	926	2,252	-5%
Fee and other income	420	–	420	391	–	391	7%
Total income	8,481	2,286	10,767	7,842	2,252	10,094	7%
Benefits and Expenses:							
Paid or credited to policyholders	6,984	1,994	8,978	6,465	1,843	8,308	8%
Other	841	256	1,097	860	275	1,135	-3%
Net operating income before income taxes	656	36	692	517	134	651	6%
Income taxes	160	36	196	152	116	268	-27%
Net income before non-controlling interests	496	–	496	365	18	383	30%
Non-controlling interests	24	–	24	24	18	42	-43%
Net income before goodwill amortization	472	–	472	341	–	341	38%
Amortization of goodwill	–	–	–	62	–	62	–
Net income	$ 472	$ –	$ 472	$ 279	$ –	$ 279	69%
Summary of Net Income							
Preferred shareholder dividends	$ 31	$ –	$ 31	$ 30	$ –	$ 30	3%
Net income – common shareholders	441	–	441	249	–	249	77%
Net income	$ 472	$ –	$ 472	$ 279	$ –	$ 279	69%
(1) excludes - segregated funds deposits	$ 2,812	$ –	$ 2,812	$ 2,631	$ –	$ 2,631	7%
- self-funded premium equivalents (ASO)	$ 1,355	$ –	$ 1,355	$ 1,238	$ –	$ 1,238	9%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of Great-West.

Net Income

Net income from Canadian operations for 2002 was $472 million, compared to $279 million for 2001. Net income attributable to common shareholders was $441 million, up from $249 million for 2001. After adjusting 2001 for goodwill amortization charges of $62 million and charges related to the events of September 11, 2001, net income in 2002 increased 15%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and charges relating to the events of September 11, 2001.

Net Income Attributable to Common Shareholders

(in $ millions)

Years ended December 31	2002	2001	% Change
Group Insurance	$ 125	$ 105	19%
Individual Insurance & Investment Products	212	175	21%
Reinsurance & Specialty General Insurance	29	41	-29%
Corporate	75	63	19%
	$ 441	$ 384	15%

The positive earnings results for the twelve months ended December 31, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare and long term disability results, increased fee income, decreased expense levels, and favourable mortality experience.

In terms of major business units:

Group Insurance – The increase in shareholder net income is attributable to favourable healthcare and dentalcare results in both small/mid-size and large case markets, and improved results from long-term disability experience due to better than expected incidence rates and pricing improvements.

Individual Insurance & Investment Products – The higher results stem from lower expenses, higher fee income, and favourable morbidity experience.

Reinsurance & Specialty General Insurance – Net income decreased from 2001, reflecting a third quarter addition to the Adverse Development Reserve of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) related to potential exposures to future reinsurance risks, the first quarter gain of $31 million on the sale of London Guarantee, and unfavourable fourth quarter reinsurance experience in the property and casualty and life markets.

Corporate – The increase in net income is attributable to a reduction in provisions for income taxes in the third quarter of $50 million ($41 million in the shareholder account and $9 million in the participating policyholder account) arising from the completion of tax audits. This increase in net income was partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income.

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales(1)		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,201	$ 1,078	11%	$ 185	$ 168	10%
Large case	2,374	2,186	9%	134	137	-2%
Individual Insurance						
Life Insurance – Participating	1,377	1,326	4%	67	53	26%
– Non-participating	278	279	–	41	43	-5%
Living Benefits	127	118	8%	24	22	9%
Retirement & Investment Services						
Individual products	1,771	1,692	5%	2,382	2,366	1%
Group products	1,315	1,186	11%	610	529	15%
Reinsurance & Specialty General Insurance	3,922	3,455	14%	3,922	3,455	14%
	$ 12,365	$ 11,320	9%	$ 7,365	$ 6,773	9%
Summary by Type						
Risk-based products	$ 8,198	$ 7,451	10%			
ASO contracts	1,355	1,238	9%			
Segregated funds deposits:						
– Individual products	1,649	1,586	4%			
– Group products	1,163	1,045	11%			
Total premiums and deposits	$ 12,365	$ 11,320	9%			

(1) *Excludes Quadrus distributed mutual funds.*

Total premiums and deposits were up 9% overall from 2001 levels. Risk-based product premiums increased 10%, while self-funded premium equivalents (ASO contracts) were up 9%. Deposits to individual segregated funds increased 4% and deposits to group accounts were up 11% reflecting uneven incidence of large case sales by year.

Within guaranteed or traditional risk premium income, all lines of group insurance, individual insurance and living benefits reflect increases from 2001. Reinsurance and specialty general insurance premiums increased 14% related to life insurance lines. This segment of business can reflect significant revenue increases or decreases depending on the structure of the contract and often is not directly related to profitability.


Risk-based products 66% (66%)
ASO contracts 11% (11%)
Segregated funds deposits - Individual products 14% (14%)
Segregated funds deposits - Group products 9% (9%)

2001 figures are shown in brackets

Total sales increased 9% from 2001 levels. Reinsurance & Specialty General Insurance increased 14% as a result of large case sales. Group insurance sales were 5% ahead of 2001, reflecting strong sales growth in the insured markets offset by lower ASO sales. Individual insurance sales were ahead of 2001, primarily in participating whole life and wealth management products. Living Benefits results reflect increases in its illness products. Both individual and group retirement and investment services increased overall from 2001 levels with mixed results in sub-lines.

Net Investment Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Investment income earned	$ 2,027	$ 2,076	-2%
Amortization of gains and losses	179	194	-8%
Provision for credit losses	(42)	(4)	-
Gross investment income	2,164	2,266	-5%
Less: Investment expenses	15	14	7%
Net investment income	$ 2,149	$ 2,252	-5%

Net investment income for 2002, representing the investment revenues from general fund assets decreased $103 million or 5% from 2001. The decrease in investment income is primarily attributable to continued declines in interest rates affecting the Company's fixed-income portfolios, substantially offset by corresponding changes in the cost of liabilities. Other contributing factors were increases in loan loss provisions and the weak performance of equity markets. The decrease in investment income due to these factors was somewhat offset by a gain on the sale of one of the Company's subsidiaries, London Guarantee.

Fee Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Segregated funds	$ 318	$ 300	6%
ASO contracts	69	61	13%
Other	33	30	10%
	$ 420	$ 391	7%


Segregated funds 76% (77%)
ASO contracts 16% (15%)
Other 8% (8%)

2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business, as well as third party asset management. The increase in fee income in 2002 of 7% compared to 2001, is mainly due to increases in individual segregated fund related fee revenue of $18 million and ASO contract fees of $8 million. Other fee income includes fees on increased Quadrus sales, as well as increased asset management fees.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $9.0 billion was paid or credited to policyholders in 2002, an increase of 8% compared to 2001. Policyholder dividends credited in 2002 were $608 million, compared to $584 million in 2001. Most of the components of paid or credited to policyholders, which include death benefits, medical, dentalcare, visioncare and healthcare costs, increased when compared to 2001, reflecting the growth in premiums associated with these products. A large increase in benefits was recorded in the reinsurance and specialty general insurance line of business, which is largely offset by the significant increase in premiums in this same line.

Other

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2002	2001	% Change
Total expenses	$ 625	$ 683	-8%
Less: Investment expenses	15	14	7%
Operating expenses	610	669	-9%
Commissions	427	400	7%
Premium taxes	60	66	-9%
Total	$ 1,097	$ 1,135	-3%

Operating expenses for 2002 are lower than 2001 levels by 9% or $59 million. 2001 operating expenses include a one-time charge related to the Participating Policyholder settlement agreement of $20 million and approximately $28 million of operating expenses for London Guarantee (sold in early 2002).

Premium taxes for both 2002 and 2001 reflect favourable adjustments related to CompCorp. In 2001, a pre-tax refund of $7 million was distributed to the Company by CompCorp, and during 2002, provisions for future assessments were reduced $15 million.

Income Taxes

The Company's overall effective income tax rate decreased from the prior year from 40.2% to 30.2%. As reported in note 13 of the Company's financial statements, the reduction in rate includes the impact of a reduction of provisions in the Canadian segment for income taxes and an increase to net income attributable to common shareholders of $41 million due to favourable tax experience arising from the completion of tax audits, as well as reductions resulting from a comprehensive review of overall income tax provisions.

Consolidated Balance Sheet – Canadian Operations *(in $ millions)*

December 31	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,897	$ 13,974	$ 28,871	$ 14,549	$ 13,257	$ 27,806
Goodwill and intangible assets	1,621	–	1,621	1,538	–	1,538
Other general fund assets	5,103	415	5,518	4,829	517	5,346
Total assets	$ 21,621	$ 14,389	$ 36,010	$ 20,916	$ 13,774	$ 34,690
Segregated funds assets			18,504			19,093
Total assets under administration			$ 54,514			$ 53,783
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 16,283	$ 12,606	$ 28,889	$ 16,085	$ 11,835	$ 27,920
Net deferred gains on portfolio investments sold	427	387	814	473	445	918
Other general fund liabilities	1,992	150	2,142	1,635	248	1,883
Total liabilities	18,702	13,143	31,845	18,193	12,528	30,721
Non-controlling interests	561	1,246	1,807	469	1,246	1,715
Capital stock and surplus	2,358	–	2,358	2,254	–	2,254
Total liabilities, capital stock and surplus	$ 21,621	$ 14,389	$ 36,010	$ 20,916	$ 13,774	$ 34,690

Assets

Total assets under administration increased to $54.5 billion, up from $53.8 billion a year ago. Segregated funds assets decreased $589 million and general fund assets increased by $1.3 billion. Growth in general fund assets includes $615 million in the Participating Policyholder Account, and $705 million in the Shareholder Account. General fund assets include invested assets of $28.9 billion, up 4% from $27.8 billion at December 31, 2001. In aggregate, goodwill and intangible assets of $1.6 billion and other general fund assets of $5.5 billion were up 3% from a year ago.

Invested Assets

The Investment Division manages the general fund assets of Great-West and London Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West and London Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions.

The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 7,721	26%	$ 6,124	22%
Corporate bonds	9,393	33	10,144	36
Mortgages	7,190	25	7,392	27
Stocks	1,414	5	1,252	5
Real estate	1,080	4	1,072	4
Sub-total portfolio investments	26,798		25,984	
Cash & certificates of deposit	579	2	389	1
Policy loans	1,494	5	1,433	5
Total invested assets	$ 28,871	100%	$ 27,806	100%


Corporate bonds 33% (36%)
Mortgages 25% (27%)
Government bonds 26% (22%)
Policy loans 5% (5%)
Cash & certificates of deposit 2% (1%)
Real estate 4% (4%)
Stocks 5% (5%)

2001 figures are shown in brackets

Asset Quality

At December 31, 2002, exposure to mortgage loans and real estate was 29% of invested assets, a decrease of 2% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $367 million or 2.2% of the portfolio at December 31, 2002, up from $227 million or 1.4% of the portfolio at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $93 million or 0.35% of portfolio investments at December 31, 2002, compared with $49 million or 0.19% at December 31, 2001.

Bond Portfolio

The total bond portfolio increased to $17.1 billion or 59% of invested assets at December 31, 2002, from $16.3 billion or 58% of invested assets at December 31, 2001. Federal, provincial and other government securities represented 45% of the bond portfolio, up from 38% in 2001. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 87% rated A or higher.

Bond Portfolio Quality *(excludes $706 short-term investments, $485 in 2001) (in $ millions)*

December 31	2002		2001	
Estimated Rating				
AAA	$ 6,599	40%	$ 5,575	35%
AA	2,445	15	2,444	16
A	5,183	32	5,316	34
BBB	1,814	11	2,221	14
BB or lower	367	2	227	1
Total	$ 16,408	100%	$ 15,783	100%

The Company's allowance for credit losses at December 31, 2002, for non-performing assets and non-investment grade bonds, was $78 million, up from $46 million at year-end 2001. The Company strengthened its loan loss provisions during 2002 to reflect rating downgrades in its bond portfolio, primarily in the Telecommunications, Media and Information Technologies (TMT) sectors. Total exposure to TMT for Canadian operations is $811 million ($1 billion in 2001), of which 59% are rated "A" or higher, 15% are rated "BBB" and 26% or $213 million ($175 million net of specific provisions held) are non-investment grade. Notwithstanding the exposure to these sectors, the Company maintains a high quality, well-diversified portfolio of investments. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $406 million at December 31, 2002 ($374 million at December 31, 2001).

Non-Performing Loans *(in $ millions)*

December 31	2002			2001		
Asset Class	Bonds	Mortgages	Total	Bonds	Mortgages	Total
Non-performing loans	$ 86	$ 7	$ 93	$ 39	$ 10	$ 49

Allowances for Credit Losses *(in $ millions)*

December 31	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 60	$ 18	$ 78	$ 20	$ 26	$ 46

Mortgage Portfolio

The total mortgage portfolio decreased slightly to $7.2 billion or 25% of invested assets in 2002, compared to $7.4 billion or 27% of invested assets in 2001. The mortgage portfolio consisted of 34% commercial loans, 37% multi-family/apartments and 29% single family residential loans. Total insured loans were $3.2 billion or 44% of the mortgage portfolio. It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across Canada.

Equity Portfolio

The Company's total equity portfolio was $2.5 billion at December 31, 2002 or 9% of invested assets, up slightly from $2.3 billion or 9% of invested assets a year ago. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major Canadian economic centers.

Other General Fund Assets *(in $ millions)*

December 31	2002	2001
Funds withheld by ceding insurers	$ 4,786	$ 4,477
Other assets	732	869
Total other general fund assets	$ 5,518	$ 5,346

Funds withheld by ceding insurers increased $309 million, which reflects the nature of reinsurance contracts written and results in a related increase in policy liabilities.

Other assets, at $732 million, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts and accounts receivable. The decrease of $137 million is primarily attributable to a decrease in future income taxes.

Segregated Funds

The Investment Division and the Company's investment subsidiaries – GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors Inc. (GWLRA) – are the investment managers for the Company's segregated funds.

During 2002, the Company's segregated funds experienced positive net deposits of $566 million. Offsetting the deposit activity was the general market decline in equities resulting in a net decline of total segregated funds assets of $589 million. In total, the Company offers over 260 segregated funds as part of Individual and Group Retirement Services lines of business, including funds totaling $5.3 billion managed by 28 external managers as sub-advisors to GWLIM and LLIM.

Segregated Funds Assets *(in $ millions)*

December 31	2002	2001	2000	1999	1998
Stocks	$ 10,521	$ 11,414	$ 11,238	$ 9,025	$ 6,914
Bonds	4,132	4,065	4,249	4,024	3,837
Mortgages	1,349	1,150	1,070	1,128	960
Real estate	2,022	1,767	1,383	1,119	877
Cash and other	480	697	742	434	371
Total	$ 18,504	$ 19,093	$ 18,682	$ 15,730	$ 12,959
Internally-managed	13,195	14,480	14,382	12,397	10,754
Externally-managed	5,309	4,613	4,300	3,333	2,205
Year over year growth	-3%	2%	19%	21%	–

Outlook – Investment

The Investment Division will continue to develop investment strategies and establish appropriate asset mixes to produce returns that support the Company's general fund lines of business within acceptable risk levels. The majority of the investment program for the general fund will continue to be in fixed-income investments, primarily bonds and mortgages, matching the terms and characteristics of the Company's liabilities. Investments in equity markets and other asset classes are continually reviewed to enhance returns and realize on market opportunities.

With the economy expected to grow in 2003 at a slower pace than the strong rate recorded last year, bond ratings in the market overall are not expected to improve dramatically. In this environment, the Investment Division will continue to closely monitor and manage the credit quality of the Company's fixed income portfolios.

An important objective of the Investment Division and its investment subsidiaries continues to be to support the Company's initiatives in growing assets under management in segregated and mutual fund products, as well as managing assets for third parties.

Liabilities

Liabilities *(in $ millions)*

December 31	2002	2001
Policy liabilities	$ 28,889	$ 27,920
Net deferred gains on portfolio investments sold	814	918
Other general fund liabilities	2,142	1,883
Total liabilities	$ 31,845	$ 30,721

Total liabilities at December 31, 2002 were $31.8 billion, up 4% from December 31, 2001.

Policy Liabilities

Policy liabilities, at $28.9 billion compared to $27.9 billion in 2001, increased $1.0 billion. Policy liabilities are made up of actuarial liabilities, provision for policyholder claims, experience refunds and dividends, and policyholder amounts on deposit with the Company. The increase of nearly $1.0 billion is attributable to increases in actuarial liabilities reflecting growth from increased premiums, as well as increases in the amounts on deposit with the Company.

Other General Fund Liabilities *(in $ millions)*

December 31	2002	2001
Current income taxes	$ 452	$ 380
Commercial paper and other loans	583	642
Other liabilities	1,107	861
Total other general fund liabilities	$ 2,142	$ 1,883

The reduction in commercial paper and other loans of $59 million from December 31, 2001 values is essentially due to repayments of first mortgages secured by real estate. Reference is made to note 6 of the Company's financial statements for an analysis of the loans outstanding. Other liabilities, at $1.1 billion, increased 29% from December 31, 2001. This grouping of accounts consists of trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions. Temporary transaction related liabilities, particularly reinsurance related, represent most of the change, an increase of $283 million compared to December 31, 2001.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $16.3 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets *(in $ millions)*

December 31	2002		2001	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 579	$ 579	$ 367	$ 367
Highly marketable securities				
Government bonds	7,493	7,881	5,896	6,077
Corporate bonds	5,931	6,061	6,669	6,586
Common/Preferred shares	1,226	1,235	946	983
Residential mortgages (insured)	1,045	1,069	1,265	1,295
Total	$ 16,274	$ 16,825	$ 15,143	$ 15,308

Cashable Liability Characteristics *(in $ millions)*

December 31	2002	2001
Surrenderable insurance and annuity liabilities		
At market value	$ 2,638	$ 2,735
At book value	11,871	11,088
Total	$ 14,509	$ 13,823

Business Segments – Great-West

Group Insurance

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 2,220	$ 2,026
Net investment income	205	215
Fee and other income	68	61
Total income	2,493	2,302
Benefits and Expenses:		
Paid or credited to policyholders	1,868	1,739
Other	426	391
Net operating income before income taxes	199	172
Income taxes	74	67
Net income before non-controlling interests	125	105
Non-controlling interests	–	–
Net income before goodwill amortization	125	105
Amortization of goodwill	–	23
Net income	$ 125	$ 82

Summary of Net Income

Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	125	82
Net income	$ 125	$ 82

Net income attributable to common shareholders increased 19% in 2002 to $125 million, compared to $105 million in 2001 after adjusting for goodwill amortization charges of $23 million. The health account experienced strong morbidity gains across all the sub-lines of business. Within the long-term disability sub-line, the significant improvement in results is attributed to stabilizing incidence rates and pricing improvements. In the medical, drug and dental sub-lines, the improving experience was particularly evident in the small and mid-sized markets. The life account mortality results also improved as death claim experience was less than expected.

Interest gain results were relatively flat on a year over year comparative basis as gains emerging from asset growth were offset by reduced interest margins. The expense gain component of earnings increased, reflecting lower unit costs and higher expense recovery rates, particularly in the larger market.

Group Insurance – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2002	2001	% Change	**2002**	2001	% Change
Business/Product						
Small/mid-sized case	$ 1,201	$ 1,078	11%	$ 185	$ 168	10%
Large case – insured	1,019	948	7%	76	65	17%
– ASO	1,355	1,238	9%	58	72	-19%
Total	$ 3,575	$ 3,264	10%	$ 319	$ 305	5%

Overall premium income, which includes claims from Administrative Services Only (ASO) clients, was up 10% to $3.6 billion in 2002. The growth was driven by improved client persistency in combination with higher sales results.

Persistency improved significantly across all market segments, with particularly strong results in the small and mid-sized markets. Sales results were up a modest 5% reflecting an overall industry decline in new sales on a year over year comparison.

The strong sales growth experienced in the small/mid-sized and large case insured market was offset by lower ASO sales where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels.

Risk Analysis and Management – The basic risk related to group insurance centers on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In healthcare products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict and adjudicate, and they tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

Outlook – Group Insurance

For those companies that are strongly positioned within the Canadian Group marketplace, the outlook is very positive. Demutualization and consolidation has resulted in price rationalization that has facilitated a greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for companies to lower costs while improving their product and services to plan sponsors and plan members. Great-West, with its extensive distribution capability and its low cost, is in an excellent position to capitalize on these new opportunities. Through the effective application of new technologies, Great-West anticipates that significant reductions in administration and claims adjudication costs will be achieved, thereby enhancing its competitive advantage in this important measure of success. As well, these new technologies will allow the Group Division to expand current services to its plan sponsors, plan members and producers by offering them an ability to transact business and obtain benefit plan and health related information through direct access to administrative systems and data. Finally, as group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and on-line disability management information services are available to meet these emerging client needs.

Individual Insurance & Investment Products

Consolidated Net Income *(in $ millions)*
Years ended December 31

	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 662	$ 1,377	$ 2,039	$ 628	$ 1,326	$ 1,954
Net investment income	463	909	1,372	513	926	1,439
Fee and other income	332	–	332	311	–	311
Total income	1,457	2,286	3,743	1,452	2,252	3,704
Benefits and Expenses:						
Paid or credited to policyholders	741	1,994	2,735	799	1,843	2,642
Other	365	256	621	374	275	649
Net operating income before income taxes	351	36	387	279	134	413
Income taxes	139	36	175	104	116	220
Net income before non-controlling interests	212	–	212	175	18	193
Non-controlling interests	–	–	–	–	18	18
Net income before goodwill amortization	212	–	212	175	–	175
Amortization of goodwill	–	–	–	28	–	28
Net income	$ 212	$ –	$ 212	$ 147	$ –	$ 147

Summary of Net Income

	2002 Shareholder	2002 Participating Policyholder	2002 Total	2001 Shareholder	2001 Participating Policyholder	2001 Total
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	212	–	212	147	–	147
Net income	$ 212	$ –	$ 212	$ 147	$ –	$ 147

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West financial security advisors, as well as independent brokers and intercorporate agreements with other financial institutions.

Net income attributable to common shareholders increased 21% to $212 million from 2001 results adjusted for goodwill amortization. Increased individual life insurance results reflect a favourable change in actuarial liabilities related to excess interest rate provisions, described in note 5 of the Company's financial statements, as well as improved mortality. Living Benefits experienced favourable morbidity experience in 2002, while exceptionally strong net cash flow, despite turbulent markets, resulted in earnings growth for RIS. Participating policyholder dividends were $608 million in 2002 compared to $584 million in 2001. Effective expense management continued to support the earnings growth in all IIIP divisions.

Individual Insurance – Divisional Summary *(in $ millions)*

Years ended	Individual Life – Participating	Individual Life – Non-Participating	Living Benefits	Total
December 31, 2002				
Sales premium	$ 67	$ 41	$ 24	$ 132
Revenue premium income	1,377	261	127	1,765
December 31, 2001				
Sales premium	$ 53	$ 43	$ 22	$ 118
Revenue premium income	1,326	263	118	1,707

Individual Life Insurance

Individual life insurance sales, measured by annualized premium, increased by 11% to $108 million in 2002, while revenue premium exceeded $1.6 billion.

This is a favorable result, as life insurance sales were generally down across the industry in 2002 due to decreases in universal life sales. The Company's favorable results are due to its strong portfolio of traditional term and participating life insurance products.

Sales of participating policies increased 28% in 2002, and continued strong in the age 50+ wealth management market. The retrenchment of participating insurance sales in Canada by competitors, spurred by demutualization, continues to bolster the Company's dominant market position of more than 40% of Canadian participating insurance sales.

New annualized premium from term insurance sales increased 1% over 2001 and the Company's universal life products decreased to $5 million in 2002 from $6 million in 2001.

In recent years, the Company expanded its life insurance product offering through two intercorporate agreements with third parties. These agreements provide universal life, term insurance and non-participating permanent products for the high-net-worth market. Sales of these products were constant at $12 million in 2002.

The Company's sound management of its participating insurance businesses enables it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. Participating portfolio investment returns were lower due to market conditions, which created pressure on related earnings. However, favourable mortality, morbidity and expense levels allowed the Company to maintain policyholder dividend scales for 2002. A reduction to the 2003 policyholder dividend scales, effective April 1, 2003, has been implemented, due to sustained lower investment returns on the assets backing liabilities in the participating account, which have not been fully offset by mortality improvements. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholder account. In 2002, the total amount credited was $16 million.

Risk Analysis and Management – The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management considers the industry's current pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

Living Benefits

Living Benefits sales, consisting of disability insurance and critical illness insurance, increased by almost 9% in 2002 for a total of $24 million in new annualized premium. This growth was mainly due to increased sales of critical illness insurance. Overall, revenue premium increased 8% to $127 million, indicating strong persistency.

Critical illness insurance sales of $5 million in new annualized premium continue to exceed expectations. *Oasis*™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in 2001. Within a short period, this product has become a market leader.

Disability insurance sales of $19 million in new annualized premium represented a 1% increase in 2002. During this time, industry sales also increased, mainly due to growth in guaranteed standard issue sales. To date, Great-West has not been a key player in the guaranteed standard issue market, but launched a pilot program in 2002.

The self-employed market, buoyed by ongoing consolidation in several industries, continues to be the main source of sales, accounting for approximately 70% of new business.

Risk Analysis and Management – The significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance.

Disability experience is highly cyclical and changes with economic conditions. A significant number of disability claims relate to stress and mental/nervous disorders, reflecting changes in the economy. The incidence of these claims is more difficult to predict and adjudicate than many other conditions. In addition, they tend to last longer than claims related to other disabilities.

The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary *(1) (in $ millions)*

Years ended	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2002					
Sales premium					
Risk-based products	$ 374	$ 39	$ 1	$ 45	$ 459
Segregated funds	1,963	209	361	–	2,533
Revenue premium income					
Risk-based products	90	152	–	32	274
Segregated funds	1,649	802	361	–	2,812
Assets under administration					
Risk-based products	1,226	1,124	43	2,603	4,996
Segregated funds	10,074	3,797	4,633	–	18,504
Total	$ 11,300	$ 4,921	$ 4,676	$ 2,603	$ 23,500
December 31, 2001					
Sales premium					
Risk-based products	$ 417	$ 38	$ 9	$ 33	$ 497
Segregated funds	1,916	195	287	–	2,398
Revenue premium income					
Risk-based products	73	141	–	33	247
Segregated funds	1,586	737	308	–	2,631
Assets under administration					
Risk-based products	1,323	1,107	62	2,665	5,157
Segregated funds	10,012	3,838	5,243	–	19,093
Total	$ 11,335	$ 4,945	$ 5,305	$ 2,665	$ 24,250

(1) Excludes Quadrus distributed mutual funds sales and assets.

The Company's Retirement & Investment Services (RIS) division experienced mixed sales results in 2002 as the difficult market conditions persisted. Continued poor equity market performance led to growing consumer unease with investment funds and more interest in preserving capital and in products with guarantees.

Within this difficult investment climate, total RIS division assets remained stable. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by 8%, while the Company's individual retail segregated funds grew marginally during the same period.

The Company strengthened its leading market share position for individual segregated funds assets, increasing to 25.8% at December 31, 2002, from 23.6% at the end of 2001. The Company's market share of individual retail segregated funds net deposits at December 31, 2002, was 68%. Gross sales and net cash flow of individual savings plans increased in 2002 over 2001. Net cash flow for individual retail segregated fund assets for 2002 was 8% of beginning assets, compared with 1% for the Canadian mutual fund industry, as published by IFIC. The Company offers 56 *Freedom Funds™* to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients.

Group savings plan sales increased slightly year over year despite an overall sales decline in the marketplace. An increase in revenue premium resulted in improved net cash flow in 2002, compared to 2001. In addition, continued enhancements in online services contributed to improved unit costs. An industry benchmark study by Brendan Wood International ranked the Group Retirement Services organization first in client service, client loyalty and selection criteria. Group Investment Management sales for 2002 increased from the previous year due to favourable results from the large case market.

Mutual Funds – Mutual fund assets distributed by Quadrus licensed investment representatives increased 19% as a result of sales activity and successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2002, sales of mutual funds through Quadrus increased 41% despite the difficult marketplace. By year end, Quadrus had over 3,000 licensed investment representatives.

Quadrus Investment Services *(in $ millions)*

Years ended December 31	2002	2001
Mutual fund sales	$ 195	$ 138
Distributed mutual fund assets	1,152	969

Quadrus offers 40 mutual funds under the *Quadrus Group of Funds™* brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies, which manages Quadrus's administrative platform. The Company expects significant growth in this relatively new line of business.

Risk Analysis and Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company advocates its clients follow a long-term asset allocation approach, which reduces the risk of cash flow changes due to market timing. The success of this approach is evident with the Company experiencing significantly better net cash flow and market returns on its segregated funds than overall mutual fund industry results.

At December 31, 2002, 67% of individual segregated funds assets were in diversified funds and "fund of funds" investment profiles, which are designed to improve the likelihood of optimal returns within a given level of risk.

A risk facing the industry has been the trend towards promoting guarantees against losses on segregated fund investments. The capital requirements introduced by OSFI at the end of 2000 (based on a risk-adjusted set of factors) influenced the industry to adopt significant changes in product design, with a trend towards more conservative guarantees and, in many cases, increased fees for clients. These changes further increased the competitiveness of the Company's products and lowered future risk for the industry as a whole. The vast majority of the Company's maturity guarantees are for 75% of policyholder deposits, less withdrawals, rather than the more aggressive 100%.

Outlook – IIIP

The past 12 months have been exceptionally challenging for the North American economy. Despite this turbulence, the Company increased the size of its distribution organizations – Freedom 55 Financial and Great-West – and outperformed the industry in many areas.

Performance in Individual life insurance significantly outpaced the industry. Although life insurance sales were down 3% across the industry, the Company's total new annualized premium grew 11% from the prior year, while sales of participating insurance increased 28% from 2001. Sales were particularly strong in the affluent and established market segment, where life insurance can play an important role in business succession and estate planning. The Company expects this demand to continue.

Both mutual and segregated funds assets under management grew in 2002 despite difficult markets and investor anxiety. Great-West is the leading provider of segregated funds in Canada. Proprietary segregated and mutual funds accounted for approximately $1 of every $5 in net sales in the investment industry.

An important goal is to continue to equip financial security advisors with tools to enhance their productivity. Financial security advisors and managers are already enjoying the benefits of a new business planning tool, as well as enhanced planning and sales tools to use with clients. During the last 12 months, financial security advisors received new, simplified sales processes to help increase revenues from investment funds and critical illness insurance. In 2003, the Company will expand the use of these tools and introduce new sales tools for risk products.

In addition, the Company will make a significant investment in technology support to financial security advisors by providing greater access to online information and client service tools.

Another priority is to provide clients with improved fund statements for retail segregated funds. The new statements will include graphs, charts and an easier-to-read format so clients can track account activity and see at a glance how their portfolio is structured and performing.

An important future source of revenue is subsidiary Quadrus Investment Services. In particular, the Quadrus family of 40 exclusive mutual funds represents a growing source of fee income.

Reinsurance & Specialty General Insurance

The Company conducts its reinsurance business through London Reinsurance Group (LRG), which participates in life, property and casualty, accident and health, and annuity coinsurance, in specific niche markets.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 3,922	$ 3,455
Net investment income	474	473
Fee and other income	2	2
Total income	4,398	3,930
Benefits and Expenses:		
Paid or credited to policyholders	4,338	3,894
Other	28	78
Net operating income before income taxes	32	(42)
Income taxes	2	(12)
Net income before non-controlling interests	30	(30)
Non-controlling interests	1	2
Net income before goodwill amortization	29	(32)
Amortization of goodwill	–	8
Net income	$ 29	$ (40)

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	29	(40)
Net income	$ 29	$ (40)

Net Income Analysis *(in $ millions)*

Years ended December 31	2002	2001
London Reinsurance Group *(1)*	$ (1)	$ (34)
London Guarantee – operations	–	(1)
– gain on sale	31	–
Other	(1)	(5)
Total	$ 29	$ (40)

(1) 2001 includes a provision of $73 in the shareholder account for the events of September 11, 2001.

Net income attributable to common shareholders of $29 million in 2002, is comparable to $41 million a year ago, after adjusting 2001 to exclude goodwill amortization and charges related to the events of September 11, 2001. In 2002, net income of $29 million was impacted by both a gain on the sale of London Guarantee in early 2002 and unfavourable reinsurance experience in LRG.

London Reinsurance Group (LRG)

The Company's reinsurance business is conducted through LRG. LRG is a global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG is a composite reinsurer, reinsuring life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating subsidiaries in the United States, Barbados and Ireland. LRG holds a strong market share in the U.S. property and casualty finite retrocession market and the U.S. life financial reinsurance market.

LRG's net loss for 2002 was $1 million compared to a loss of $34 million in 2001. In 2001, a charge was made for $82 million after-tax, of which $73 million was attributable to the shareholder account, related to an estimated claims provision from the events of September 11, 2001. No changes have been made with respect to this provision to date, as the original amount continues to be considered appropriate.

Income in 2002 was adversely impacted by strengthening of reserves related to the guaranteed maturity benefit portfolio due to stock market deterioration, and strengthening of reserves as a consequence of deterioration in claims experience on certain property and casualty and life reinsurance contracts. Although no significant cash payments have been made on these reinsurance contracts, a full provision has been made to reflect the level of claims as notified by clients.

London Reinsurance Group – Divisional Summary *(in $ millions)*

Years ended December 31	2002		2001	
	Premium Income	Assets	Premium Income	Assets
Line of Business				
Life	$ 2,815	$ 2,869	$ 2,257	$ 2,368
Property and casualty	829	3,373	853	3,181
Annuity	192	735	150	909
Accident and health	86	203	99	90
Capital and surplus	–	715	–	717
	$ 3,922	$ 7,895	$ 3,359	$ 7,265
Geographic				
Barbados	$ 3,137	$ 5,918	$ 3,101	$ 5,765
Ireland	681	1,049	137	579
Other	104	928	121	921
	$ 3,922	$ 7,895	$ 3,359	$ 7,265

Premium income in 2002 increased $563 million or 17% over 2001 primarily due to the level of underlying life line of business structured reserve transfer reinsurance contracts written in 2002. Assets in the life line of business had a corresponding increase in 2002.

Risk Analysis and Management – LRG continues to manage its risk through the diversification of business by client, geographic area and type of risk insured. LRG's underwriting policies, investment and financial management practices allow LRG to react to a changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. In this regard, LRG continues to benefit from the overall strength and support of Great-West and its commitment to the reinsurance business. LRG has a U.S. $1.425 billion syndicated letter of credit facility.

Outlook – LRG

The reinsurance industry has experienced difficult and volatile times over the last few years. The reinsurance industry continues to undergo significant changes. Reinsurers have exited certain lines of business and entered others. Some reinsurers are being sold and despite the general turmoil and uncertainty in the industry, a number of new reinsurers commenced operations in 2001 and 2002 in the aftermath of September 11.

LRG expects improved results in 2003 due to continuous increases in premium rates and improved terms and conditions. LRG will maintain its core strategy of providing financial reinsurance to core relationship clients. LRG, through its operating subsidiaries, will continue to be a provider of niche reinsurance products.

London Guarantee

As discussed in note 20 of the Company's financial statements, on March 21, 2002, London Life closed the sale of its subsidiary, London Guarantee to the St. Paul Companies of Saint Paul, Minnesota, which resulted in an after-tax gain of $31 million.

Corporate

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 17	$ 16
Net investment income	98	125
Fee and other income	18	17
Total income	133	158
Benefits and Expenses:		
Paid or credited to policyholders	37	33
Other	22	17
Net operating income before income taxes	74	108
Income taxes	(55)	(7)
Net income before non-controlling interests	129	115
Non-controlling interests	23	22
Net income before goodwill amortization	106	93
Amortization of goodwill	—	3
Net income	$ 106	$ 90

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ 31	$ 30
Net income – common shareholders	75	60
Net income	$ 106	$ 90

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, as well as the reconciliation of total income taxes reported for the shareholder account and the internal allocation of income taxes to the major units. The Corporate segment also includes the business activities of Lifeco, those that are not associated with the major business units of Great-West and the operations of the United States branch of Great-West.

Net income attributable to common shareholders in the Corporate segment of Canadian operations in 2002 was $75 million, compared to $63 million for 2001 after adjusting for goodwill. Included in this segment in 2002 is the reduction of provisions for income taxes of $41 million described in note 13 of the Company's financial statements, partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income compared to 2001.

UNITED STATES – 2002 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

Financial Information – United States Operations

Consolidated Operations *(in $ millions)*
Years ended December 31

	2002			2001			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income (1)	$ 2,593	$ 396	$ 2,989	$ 2,601	$ 425	$ 3,026	-1%
Net investment income	928	561	1,489	927	534	1,461	2%
Fee and other income	1,387	–	1,387	1,467	–	1,467	-5%
Total income	4,908	957	5,865	4,995	959	5,954	-1%
Benefits and Expenses:							
Paid or credited to policyholders	2,690	925	3,615	2,796	926	3,722	-3%
Other	1,495	21	1,516	1,604	22	1,626	-7%
Special Charges (2)	–	–	–	204	–	204	–
Net operating income before income taxes	723	11	734	391	11	402	83%
Income taxes	233	1	234	120	9	129	81%
Net income before non-controlling interests	490	10	500	271	2	273	83%
Non-controlling interests	–	10	10	–	2	2	–
Net income before goodwill amortization	490	–	490	271	–	271	81%
Amortization of goodwill	–	–	–	4	–	4	–
Net income	$ 490	$ –	$ 490	$ 267	$ –	$ 267	84%
Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ 1	$ –	$ 1	–
Net income – common shareholders	490	–	490	266	–	266	84%
Net income	$ 490	$ –	$ 490	$ 267	$ –	$ 267	84%
(1) excludes – segregated funds deposits	$ 3,863	$ –	$ 3,863	$ 5,019	$ –	$ 5,019	-23%
– self-funded premium equivalents (ASO)	$ 8,209	$ –	$ 8,209	$ 8,861	$ –	$ 8,861	-7%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

(2) *Results include a non-recurring charge of $204 pre-tax ($133 after-tax) plus operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, previously reported at June 30, 2001, as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the twelve months ended December 31, 2001 was a reduction of $165 after-tax.*

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of GWL&A.

Net Income

Net income from United States operations for 2002 was $490 million, compared to $267 million for 2001. United States consolidated net income attributable to common shareholders was $490 million compared to $266 million for 2001. After adjusting 2001 for goodwill amortization, plus a non-recurring charge of $133 million and 2001 operating losses of $32 million, both associated with Alta Health & Life Insurance Company (Alta), 2002 earnings increased by 13%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and Alta charges.

Net Income Attributable to Common Shareholders

(in $ millions) Years ended December 31	2002	2001	% Change
Employee Benefits	$ 250	$ 215	16%
Financial Services	247	244	1%
Corporate	(7)	(24)	-
	$ 490	$ 435	13%
(US $ millions)			
Employee Benefits	$ 159	$ 138	15%
Financial Services	158	157	1%
Corporate	4	(1)	-
	$ 321	$ 294	9%

The positive earnings results, after excluding the impact of special non-recurring charges related to Alta, reflect improvement in Employee Benefits associated with improved morbidity in the mid-market block of health business. Earnings from the Financial Services division were basically flat as the reduction in fee income was offset by a decrease in operating expenses and an increase in interest margins.

Historically, the 401(k) business unit had been included with the Employee Benefits segment. To capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs in 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During 2002, 977 employees were terminated, of which 923 worked in the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta block of business in 2001. Releases of $29 million in 2001 and $13 million in 2002 were made to offset the underwriting losses incurred on this under-priced block of business. Also during 2002, this reserve was reduced by $30 million ($20 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at December 31, 2002 was zero.

In 2002, a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts resulted in a reduction in group waiver of premium disability reserves totaling $54 million ($38 million, net of tax).

The 2002 morbidity experience was negatively impacted by the payment of claims associated with a new Department of Labor (ERISA) regulation requiring payment of claims within 30 days of receipt (approximately $25 million, net of tax).

In terms of major business units:

Employee Benefits – The increase in earnings for 2002, compared to a year ago, is primarily related to improved morbidity results.

Financial Services – The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins from 2001 and a decrease in operating expenses were offset by a reduction of fees (due to lower U.S. equity markets).

Corporate – The change for 2002 compared to a year ago, reflects the net settlement of forward foreign exchange contracts at the Lifeco level, which are associated with the translation of United States operations into Canadian dollars. This segment also benefited from a reduction in U.S. withholding taxes in 2002 and credits associated with prior year income taxes.

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	$ 9,786	$ 10,569	-7%	$ 1,176	$ 1,014	16%
Financial Services						
Savings	2,312	1,926	20%	779	1,025	-24%
Insurance	757	1,573	-52%	225	867	-74%
401(k)	2,206	2,838	-22%	993	1,169	-15%
	$ 15,061	$ 16,906	-11%	$ 3,173	$ 4,075	-22%
Summary by Type						
Risk-based products	$ 2,989	$ 3,026	-1%			
ASO contracts	8,209	8,861	-7%			
Segregated funds deposits:						
– Individual products	644	1,369	-53%			
– Group products	3,219	3,650	-12%			
Total premiums and deposits	$ 15,061	$ 16,906	-11%			
Total premiums and deposits and sales US$	$ 9,593	$ 10,914	-12%	$ 2,021	$ 2,631	-23%

The 11% decrease in premium income and deposits in 2002 was comprised of a decrease of $783 million in Employee Benefits premium income and deposits, and a decrease in Financial Services premium income and deposits of $1.1 billion. The decline in the Employee Benefits segment is primarily due to lower membership levels associated with lower case sales. The decrease in Financial Services premium income was primarily due to lower Business Owned Life Insurance (BOLI) premiums and lower 401(k) premium deposits.

The 1% decrease in premium income for risk-based products primarily reflects a reduction in group life and health premiums of $131 million, a decrease in individual insurance of $60 million, and a decrease in individual annuity of $18 million offset by an increase in group annuity of $199 million. The segregated funds decrease of 53% in individual products is primarily driven by BOLI and the group products division decrease reflects lower 401(k) deposits.


ASO contracts 55% (52%)
Risk-based products 20% (18%)
Segregated funds deposits - Group products 21% (22%)
Segregated funds deposits - Individual products 4% (8%)

2001 figures are shown in brackets

Net Investment Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Investment income earned	$ 1,453	$ 1,453	–
Amortization of gains and losses	41	23	78%
Provision for credit losses	8	–	–
Gross investment income	1,502	1,476	2%
Less: Investment expenses	13	15	-13%
Net investment income	$ 1,489	$ 1,461	2%


Bonds 73% (70%)
Mortgage loans 6% (7%)
Loans to policyholders 22% (21%)
Real estate 1% (1%)
Other -2% (1%)

2001 figures are shown in brackets

Net investment income for 2002, representing the investment revenue from general fund assets (excludes segregated funds assets) increased slightly, reflecting a combination of market conditions and minimal growth in the general account portfolio. The bond component of net investment income increased to 73% in 2002, as the Company continues to invest primarily in investment grade bonds.

Fee Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Segregated funds	$ 244	$ 257	-5%
ASO contracts	1,036	1,105	-6%
Other	107	105	2%
	$ 1,387	$ 1,467	-5%


ASO contracts 75% (75%)
Segregated funds 18% (18%)
Other 7% (7%)

2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the administration of group health ASO business. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated funds fee change reflects the impact of the lower U.S. equity markets, particularly with respect to 401(k) business.

Paid or Credited to Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For risk-based products the amount paid or credited to policyholders decreased 3% when compared to 2001. The decrease is primarily related to a decrease in actuarial liabilities of $230 million, which is primarily associated with participating life insurance business partially offset by the difference in the U.S. currency conversion rates totaling $70 million.

Policyholder dividends credited in 2002 were $198 million, compared to $200 million in 2001.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2002	2001	% Change
Total expenses	$ 1,189	$ 1,287	-8%
Less: Investment expenses	13	15	-13%
Operating expenses	1,176	1,272	-8%
Commissions	291	296	-2%
Premium taxes	49	58	-16%
Total	$ 1,516	$ 1,626	-7%

Operating expenses for 2002 are lower than 2001 levels by 8% or $96 million primarily reflecting action the Company took to offset the lower expense recoveries associated with the membership decline in Employee Benefits. The reduction in expenses was partially offset by $25 million of restructuring costs recorded in the fourth quarter of 2002.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The decrease of 2% is mostly related to Financial Services as sales were off over 20%.

Premium taxes decreased 16% primarily as a result of the large decrease in BOLI separate account premiums.

Consolidated Balance Sheet – United States Operations *(in $ millions)*

December 31	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,550	$ 8,130	$ 22,680	$ 14,836	$ 8,009	$ 22,845
Goodwill and intangible assets	66	–	66	66	–	66
Other general fund assets	987	328	1,315	1,249	309	1,558
Total assets	$ 15,603	$ 8,458	$ 24,061	$ 16,151	$ 8,318	$ 24,469
Segregated funds assets			17,544			19,774
Total assets under administration			$ 41,605			$ 44,243
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 11,450	$ 7,957	$ 19,407	$ 11,847	$ 7,832	$ 19,679
Net deferred gains on portfolio investments sold	136	8	144	123	8	131
Other general fund liabilities	1,667	249	1,916	2,038	243	2,281
Total liabilities	13,253	8,214	21,467	14,008	8,083	22,091
Non-controlling interests	–	244	244	–	235	235
Capital stock and surplus	2,350	–	2,350	2,143	–	2,143
Total liabilities, capital stock and surplus	$ 15,603	$ 8,458	$ 24,061	$ 16,151	$ 8,318	$ 24,469

Assets

Total assets under administration decreased $2.6 billion or 6% in 2002 when compared to the year ended December 31, 2001. Segregated funds assets decreased $2.2 billion due to a combination of the change in U.S. exchange rates and the continued weakening of the equity markets in the United States. The invested assets of the general fund decreased $0.2 billion due to a change in U.S. exchange rates.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2002 remained flat at $1.5 billion. The Company's overall investment portfolio earned a yield of 7.3% in 2002, compared to 7.4% in 2001, reflecting the general decline in interest rates.

In 2002, funds available for investment and mortgages subject to renewal and rate adjustment totaled $2.2 billion, and were placed as follows:

- 41% in U.S. government and agency bonds,
- 58% in other bonds,
- 1% in mortgage renewals.

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 5,278	23%	$ 5,012	22%
Corporate bonds	11,372	50	11,301	50
Mortgages	660	3	977	4
Stocks and real estate	354	2	327	1
Sub-total portfolio investments	17,664		17,617	
Cash & certificates of deposit	333	1	448	2
Policy loans	4,683	21	4,780	21
Total invested assets	$ 22,680	100%	$ 22,845	100%

Asset Quality

The Company's exposure to non-investment grade bonds was $471 million or 3% of the portfolio at December 31, 2002, up from $406 million at December 31, 2001.

Total exposure to the Telecommunications, Media and Information Technologies (TMT) sectors for United States operations is $370 million ($370 million in 2001), of which 31% are rated "A" or higher, 62% are rated "BBB" and 7% or $26 million are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $46 million or 0.26% of portfolio investments at December 31, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at December 31, 2002 for non-investment grade bonds and non-performing assets was $88 million, a decrease of $12 million from December 31, 2001. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $34 million at December 31, 2002 ($49 million at December 31, 2001).

The Company's new bond investments included not only publicly-traded corporate bonds and highly rated structured securities, but also private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2003 investment program.

As of December 31, 2002, approximately 96% of the Company's invested assets were cash, bonds or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 97% of the portfolio rated investment grade.

Bond Portfolio Quality *(excludes $1,033 short-term investments, $578 in 2001) (in $ millions)*

December 31	2002		2001	
Estimated Rating				
AAA	$ 9,220	59%	$ 9,131	58%
AA	1,401	9	1,415	9
A	2,298	15	2,203	14
BBB	2,227	14	2,580	16
BB or lower	471	3	406	3
Total	$ 15,617	100%	$ 15,735	100%

Non-Performing Loans *(in $ millions)*

December 31	2002				2001			
Asset Class	Bonds	Mortgages	Foreclosed Real Estate	Total	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 39	$ 4	$ 3	$ 46	$ 113	$ 8	$ 17	$ 138

Allowances for Credit Losses *(in $ millions)*

December 31	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ -	$ 88	$ 88	$ -	$ 100	$ 100

The bond portfolio is comprised of structured securities at 48% and corporate bonds at 52%. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2003.

Other General Fund Assets *(in $ millions)*

December 31	2002	2001
Total other general fund assets	$ 1,315	$ 1,558

Other general fund assets, at $1.3 billion, is made up of several items, including premiums in the course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The decrease of $243 million is mainly attributable to decreases in deferred income tax of $102 million, premium receivable of $73 million, and furniture and equipment of $33 million.

Segregated Funds

The Company continues to offer a broad selection of mutual and segregated funds. During 2002, such funds administered by the Company declined to $17.5 billion, reflecting the lower U.S. equity markets, compared with $19.8 billion at year-end 2001.

Segregated Funds Assets *(in $ millions)*

December 31	2002	2001	2000	1999	1998
Variable funds	$ 12,731	$ 16,103	$ 16,394	$ 16,771	$ 14,588
Stable asset accounts	4,813	3,671	2,083	1,227	847
Total	$ 17,544	$ 19,774	$ 18,477	$ 17,998	$ 15,435
Year over year growth	-11%	7%	3%	17%	-

Outlook – Investment

The U.S. economic recovery is proving to be sluggish and uneven. The Company expects growth to be below trend for the next few quarters, gaining momentum through the second half of 2003. Currently, economic indicators are mixed. Expectations are for domestic real GDP growth in 2002 and 2003 of approximately 2.5%. Globally, economies remain weak with the exception of China.

The Federal Reserve Board responded aggressively to weaker than expected economic data with a 50 basis point cut in the Fed Funds rate to 1.25% at the November meeting. While stimulative policy and strong underlying productivity growth were expected to restore the economy to a sustainable trend rate of growth, persistent stock market weakness has undercut monetary policy stimulus and economic risks are biased to a below potential growth scenario.

Interest rates across the curve bottomed in early October after declining to levels not experienced since the 1960's, rising modestly since then. It is likely that inflation and yields will stay relatively low over the intermediate term, providing the Federal Reserve Board significant latitude to allow the economy to gain some momentum before they begin to resume an upward bias.

The Company's investment portfolio is well positioned for the current interest rate environment. The portfolio is well diversified and comprised of high quality, relatively stable assets. The Company opportunistically added exposure in investment grade corporate securities at historically wide spreads in 2002 in addition to investing in structured securities with moderate interest rate sensitivity. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Liabilities

December 31 *(in $ millions)*	2002	2001
Policy liabilities	$ 19,407	$ 19,679
Net deferred gains on portfolio investments sold	144	131
Other general fund liabilities	1,916	2,281
Total liabilities	$ 21,467	$ 22,091

Policy Liabilities

Policy liabilities are down 1.4% from December 31, 2001 to $19.4 billion at December 31, 2002, primarily from the difference in U.S. exchange rates.

Other General Fund Liabilities *(in $ millions)*

December 31	2002	2001
Current income taxes	$ 2	$ 128
Repurchase agreements	511	400
Commercial paper and other loans	429	433
Other liabilities	974	1,320
Total other general fund liabilities	$ 1,916	$ 2,281

Total other general fund liabilities were $1.9 billion at December 31, 2002, down 16% from December 31, 2001. Other liabilities, at $974 million, decreased $346 million from December 31, 2001. This grouping of accounts consists of accruals, payables and policyholder deposits not yet allocated. The decrease in 2002 is primarily the result of brokerage settlement accruals being lower by $149 million, a decrease in bank overdrafts of $69 million and policyholder deposits not yet allocated lower by $87 million.

Commercial paper and other loans at $429 million are essentially unchanged from December 31, 2001 values.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 89% of policy liabilities are either non-cashable prior to maturity, subject to market value adjustments, or subject to withdrawal penalties.

At December 31, 2002, United States operations had $511 million of repurchase agreements with third-party broker-dealers, compared with $400 million at December 31, 2001; and had $153 million of outstanding commercial paper at December 31, 2002, compared with $154 million at December 31, 2001.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Liquid Assets *(in $ millions)*

December 31	2002 Balance Sheet Value	2002 Market Value	2001 Balance Sheet Value	2001 Market Value
Cash & certificates of deposit	$ 333	$ 333	$ 448	$ 448
Highly marketable securities				
Government bonds	4,017	4,135	3,566	3,603
Corporate bonds	9,435	9,818	7,658	7,778
Common/Preferred shares	163	143	119	117
Total	$ 13,948	$ 14,429	$ 11,791	$ 11,946

Cashable Liability Characteristics *(in $ millions)*

December 31	2002	2001
Surrenderable insurance and annuity liabilities		
At market value	$ 6,874	$ 6,812
At book value	6,791	6,859
Total	$ 13,665	$ 13,671

Business Segments - GWL&A

Employee Benefits

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 1,577	$ 1,708
Net investment income	109	106
Fee and other income	1,036	1,105
Total income	2,722	2,919
Benefits and Expenses:		
Paid or credited to policyholders	1,208	1,439
Other	1,139	1,208
Special Charges	–	204
Net operating income before income taxes	375	68
Income taxes	125	18
Net income before non-controlling interests	250	50
Non-controlling interests	–	–
Net income before goodwill amortization	250	50
Amortization of goodwill	–	2
Net income	$ 250	$ 48

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	250	48
Net income	$ 250	$ 48

Net income for Employee Benefits increased 16% in 2002, after adjusting 2001 for goodwill amortization charges of $2 million and a one-time charge of $133 million and operating losses of $32 million, net of tax, recorded in 2001 related to Alta, as discussed below.

While medical costs and utilization trends were higher in 2002, increased pricing helped to enhance the morbidity results. Overall group life and health membership was down 14.8%, reflecting strong renewal rate action and the general decline in the economy.

Employee Benefits – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Group life and health – guaranteed	$ 1,577	$ 1,708	-8%	$ –	$ –	–
– ASO	8,209	8,861	-7%	1,176	1,014	16%
Group life and health fee income	1,036	1,105	-6%	–	–	–
Total	$ 10,822	$ 11,674	-7%	$ 1,176	$ 1,014	16%

Group Life and Health

The 2002 premiums and deposits for group life and health were $9.8 billion, a decrease of 7% from 2001, due to lower membership levels associated with lower case sales.

The Company acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to the Company's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, the Company incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers were moved to GWL&A contracts. All Alta sales and administration staff became employees of the Company and the underwriting functions are now conducted by the underwriting staff of the Company. Alta's morbidity experience improved in the fourth quarter of 2001 and in 2002 as the result of pricing changes initiated during 2001.

Fee income decreased 6% from $1.1 billion in 2001 to $1.0 billion in 2002. The decrease is primarily attributable to the 14.8% decline in membership. Significant price increases on in-force cases, however, mitigated further deterioration of fee income.

Benefits and expenses decreased 11.3% from $2.6 billion in 2001 to $2.3 billion in 2002. While increased utilization and higher medical costs increased benefits on in-force cases, the decrease in overall membership resulted in a reduction of benefits. Operating expenses decreased $88 million in 2002, as the Company needed to reduce expenses in line with the reduction in membership.

The total life and health block of business is comprised of 2.2 million members at December 31, 2002, down from 2.6 million members a year ago.

Risk Analysis and Management – Healthcare risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in healthcare delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that shift financial burden from the employer to the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that shift healthcare costs to members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Outlook – Employee Benefits

At GWL&A, remaining competitive means focusing on the core disciplines that provide value to our clients, specifically: healthcare cost management, underwriting and product design management, and sales force management. The Company also knows administrative costs must remain in keeping with industry standards.

Contracting efforts are critical to the Company's value equation in an environment of escalating medical costs. That is why in 2003, the Company will increase spending to evaluate provider networks and provider recontracting. The Company will also continue to expand healthcare management/disease management programs for members with diabetes, asthma, coronary heart disease and other chronic illnesses.

The Company has expanded medical underwriting to ensure pricing is consistent with healthcare risk, an item that is difficult to estimate on smaller cases. Therefore the Company is reducing its focus on cases with fewer than 50 members in 2003.

GWL&A continues to evaluate product design. The three-tier prescription drug program launched in 2001 proved very attractive to its clients and will continue in 2003. The Company reaffirms its commitment to traditional, self-funded health plans and will reduce complex, hybrid self-funded options. As an answer to rising costs, the Company continues to explore product design options that shift healthcare cost from the employer to the employee.

The sales force reorganization will continue in 2003. The Company has discontinued new sales under the Alta, General American, and New England names because multiple distribution channels are costly and increase brand confusion. Instead, the Company has combined these teams with GWL&A's to create a unified GWL&A sales force organized along distribution channels. Likewise, resources will be invested to enhance the Great-West Life & Annuity brand identity.

GWL&A remains focused on reducing administrative costs. In 2002, the Employee Benefits segment achieved three main productivity improvements: 1) reduced full-time equivalents (FTEs) from over 6,600 in 2001 to fewer than 4,900 in 2002; 2) enhanced efficiencies through online billing and other Internet-enabled functions; and 3) increased claims payment efficiency. The Company anticipates similar productivity strides in 2003 as a result of ongoing investments in process improvement and continued sales and claims payment office consolidation.

One challenge facing the Company in April 2003, and also affecting all other carriers in the industry, is the significant implementation and administrative cost associated with Administrative Simplification compliance federally mandated in HIPAA (the Health Insurance Portability and Accountability Act of 1996).

Total net income for Financial Services increased 1% in

Financial Services

Consolidated Net Income *(in $ millions)*
Years ended December 31

	2002			2001		
	Shareholder	*Participating* Policyholder	Total	Shareholder	*Participating* Policyholder	Total
Income:						
Premium income	$ 1,016	$ 396	$ 1,412	$ 893	$ 425	$ 1,318
Net investment income	824	561	1,385	831	534	1,365
Fee and other income	350	–	350	362	–	362
Total income	2,190	957	3,147	2,086	959	3,045
Benefits and Expenses:						
Paid or credited to policyholders	1,484	925	2,409	1,359	926	2,285
Other	347	21	368	382	22	404
Net operating income before income taxes	359	11	370	345	11	356
Income taxes	112	1	113	101	9	110
Net income before non-controlling interests	247	10	257	244	2	246
Non-controlling interests	–	10	10	–	2	2
Net income before goodwill amortization	247	–	247	244	–	244
Amortization of goodwill	–	–	–	1	–	1
Net income	$ 247	$ –	$ 247	$ 243	$ –	$ 243

Summary of Net Income

	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	247	–	247	243	–	243
Net income	$ 247	$ –	$ 247	$ 243	$ –	$ 243

2002, after adjusting 2001 for goodwill amortization charges of $1 million. The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins in 2002 and a decrease in operating expenses were offset by a reduction of fees due to weak U.S. equity markets.

Premium income has increased 7% over the prior year primarily due to public/non-profit guaranteed business growth of $199 million partially offset by a reduction in individual insurance business of $83 million. Net investment income increased by $20 million, primarily in the participating account which was up $27 million due to the growth in policy reserves. The shareholder decrease of $7 million was associated with a reduction of policy reserves, although net interest margins were higher. Fee income decreased $12 million in the current year due to the drop in U.S. equity markets which more than offset new cash flow. Benefits paid or credited to policyholders increased 5% primarily from the public/non-profit business increase in policy reserves. Other benefits and expenses are down 9% from 2001 due to effective expense management that reduced operating expenses $16 million.

Sales and premium income results are discussed below by major business unit. Overall, 2002 sales including separate account sales, were down due to lower BOLI sales caused by lower interest rates for fixed products and a weak U.S. equity market.

A regulated percentage of returns in the participating account is credited to the shareholder account. In 2002 the amount credited was $9.4 million, down slightly from $10.4 million in 2001.

Financial Services – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Savings	$ 2,312	$ 1,926	20%	$ 779	$ 1,025	-24%
Savings fee income	185	185	–	–	–	–
Insurance	757	1,573	-52%	225	867	-74%
Insurance fee income	28	28	–	–	–	–
401(k)	2,206	2,838	-22%	993	1,169	-15%
401(k) fee income	137	149	-8%	–	–	–
Total	$ 5,625	$ 6,699	-16%	$ 1,997	$ 3,061	-35%

Savings

Premiums and deposits totaled $2.3 billion in 2002, an increase of 20% from 2001. This included one large case sale, which accounted for the majority of the growth. Premiums from separate account products were $1.4 billion in 2002, compared to $1.2 billion in 2001, while fixed premiums totaled $883 million in 2002 and $703 million in 2001.

Savings fee income of $185 million has remained relatively unchanged from 2001. The decrease in fees resulting from the weak equity markets was more than offset by increased fees from the additional assets in the Stable Value Funds and by the growth in assets and lives in the third-party administration business.

The Financial Services core savings business is in the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts, decreased 2.7% during 2002 to $12.7 billion. Fixed assets remained relatively unchanged at $6.1 billion. Separate account assets increased in 2002 primarily in the Stable Value Funds which provide a more conservative investment opportunity. A majority of the increase was primarily attributable to one large case sale in 2002. Variable assets in the segregated funds decreased from $6.9 billion in 2001 to $6.6 billion in 2002 as a result of the lower U.S. equity markets.

The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally managed funds offered to participants in 2002 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Oppenheimer, Templeton, T. Rowe Price and Vista.

Customer participation in fixed income segregated funds increased, as many customers prefer the combination of the security of fixed income securities and segregated funds assets. Assets under management for these segregated funds totaled $2.6 billion in 2002, compared to $1.9 billion in 2001.

FASCorp administered records for approximately 2.2 million participants in both 2002 and 2001.

Sales of Charles Schwab, Inc. annuities of $314 million were down from 2001, as market volatility kept investor interest low.

Risk Analysis and Management – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Life Insurance

Individual life insurance revenue premiums and deposits decreased from $1.6 billion in 2001 to $757 million in 2002. In 2002, the insurance lines experienced a decrease in variable life insurance funds deposits from $999 million in 2001 to $267 million in 2002. Of the decrease in premiums and deposits in 2002, the majority was driven by lower sales of the BOLI product which had a decrease of $595 million in annual sales premium. Lower interest rates and weak U.S. equity markets were also contributors to the lower premiums and deposits in BOLI and other individual markets.

In 2002, the Company continued its efforts to partner with large financial institutions to deliver term life insurance to the mass market. This strategy allows the Company to offer simple life insurance products through established institutional channels. Bank sales of life insurance in 2002 grew to 53,377 policies compared to 32,705 sold in 2001. Although the sales numbers have increased 63% in 2002, these policies have very low annual premiums compared to BOLI policies.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on COLI products. As a result of these legislative changes, the Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not have a material impact on the Company's operations.

The Company continues to develop the institutional marketing for life insurance through customers such as Charles Schwab, Inc., and certain Internet-based brokers, such as QuoteSmith.com. In 2002, the number of institutional policies in force increased to 18,829 from 14,851 in 2001.

Risk Analysis and Management – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. On new sales in the institutional markets, reinsurance has been obtained for at least 50% of the mortality risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.

401(k)

The 401(k) new case sales decreased from 598 in 2001 to 493 in 2002 which, in conjunction with higher terminations, led to a net case decline for 2002. The total 401(k) block of business under administration is comprised of 6,012 employer groups and more than 477,000 individual participants, compared to 6,447 employer groups and more than 545,000 individual participants in 2001.

During 2002, the in-force block of 401(k) business continued to have higher terminations, which resulted in persistency of 84%, compared to 87% in 2001. Total assets under administration decreased from $11.2 billion to $8.9 billion. The decrease in assets is primarily attributed to weakening equity markets in the U.S.

Participants can elect to contribute funds to either GWL&A's internally managed funds or to externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, American Century, Janus, INVESCO, and Dreyfus. The Company continues to review investment opportunities for participants. The 401(k) products currently offered permit the customer to choose from products with and without variable asset charges and allow participants to access a self-directed brokerage account.

The Company has implemented a new marketing and customer support strategy at the end of 2002, designed to target 401(k) sales and add customer relationship managers to maintain ongoing relationships with new and existing customers. The goal of the strategy is to develop stronger and more focused relationships with 401(k) customers and improve persistency.

Risk Analysis and Management – The Company managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through increasing the proportion of its business using products without a variable asset charge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Outlook – Financial Services

The current market trend of replacing existing defined benefit plans with defined contribution plans is expected to provide marketing opportunities in the future. The Company has participated in proposals for the few cases that have converted and has had success with its current marketing strategy.

Continued emphasis on expense management and effective customer service will allow the Company to remain competitive in the market.

Individual bank policy sales are expected to grow over the number of policies sold in 2002. Distribution channels are presently established in several large banks and management plans to expand into additional banks in 2003.

Sales are expected to grow in the 401(k) area in 2003 due to changes in the sales model. Terminations in the block should stabilize as a result of the customer support strategy implemented at the end of 2002.

Corporate

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ –	$ –
Net investment income	(5)	(10)
Fee and other income	1	–
Total income	(4)	(10)
Benefits and Expenses:		
Paid or credited to policyholders	(2)	(2)
Other	9	14
Net operating income before income taxes	(11)	(22)
Income taxes	(4)	1
Net income before non-controlling interests	(7)	(23)
Non-controlling interests	–	–
Net income before goodwill amortization	(7)	(23)
Amortization of goodwill	–	1
Net income	$ (7)	$ (24)

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ –	$ 1
Net income – common shareholders	(7)	(25)
Net income	$ (7)	$ (24)

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, forward foreign exchange contracts, U.S. withholding taxes on dividends, and prior years' tax adjustments, as well as any U.S. related business activities of Lifeco.

Net loss for the Corporate segment of United States shareholder operations in 2002 was $7 million, compared to a net loss of $24 million after adjusting for goodwill amortization charges of $1 million for 2001, primarily reflecting the net settlement of forward foreign exchange contracts, which are described in note 1(c) to the financial statements. This segment also benefited from a reduction in withholding taxes in 2002 and credits associated with prior year income taxes.